UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.1)* AeroGrow International, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 00768M103
(CUSIP Number)
Michael S. Barish 2401 E. Second Ave. Ste. 400 Denver, CO 80206 (303) 302-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Michael S. Barish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,806,903
BENEFICIALLY	8	SHARED VOTING POWER 443,929
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,806,903
PERSON WITH	10	SHARED DISPOSITIVE POWER 443,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.94%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Joyce F. Barish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 434,429
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 434,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Joyce F. Barish Irrevocable Children's Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 5,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Michael S. Barish Irrevocable Spousal Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 5,000
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 00768M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Barish Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY	8	SHARED VOTING POWER 4,500
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Michael S. Barish (the “Reporting Person”) on July 14, 2009.  This Amendment No. 1 is being filed as a result of the information disclosed in Items 2, 3, 4, 5 and 6 below.

Item 2 - Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(f)  This statement on Schedule 13D is filed by Michael S. Barish, a United States citizen, Joyce F. Barish, his spouse and a United States citizen, the Joyce F. Barish Irrevocable Children’s Trust (the “Children’s Trust”), the Michael S. Barish Irrevocable Spousal Trust (the “Spousal Trust”, and together with the Children’s Trust, the “Trusts”), and the Barish Family Foundation (the “Foundation”), which are all three organized under the laws of Colorado.  The address of Mr. and Mrs. Barish is 2401 East 2nd Avenue, Ste. 400, Denver, CO 80206.  Mr. Barish retired from his position as Chief Investment Officer of Lazarus Investment Partners, LLLP (“Lazarus”) as of June 30, 2009.  Lazarus is located at 2401 East 2nd Avenue, Ste. 600, Denver, CO 80206.

1)
Mr. Barish serves as the President of the Foundation and the Trustee of the Children’s Trust.  Mrs. Barish serves as the Trustee of the Spousal Trust.  The address for the Foundation and the Trusts is 5761 East Nassau Place, Englewood, Colorado 80111.

During the last five years, none of Mr. or Mrs. Barish, the Foundation or the Trusts, nor any of their respective directors, trustees, executive officers or controlling persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Barish used a combination of sources to purchase 145 shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase 72 shares of Series A Stock (the “Warrant”) on June 30, 2009.    He exchanged securities of the Issuer he held that were valued by the Issuer at $45,000 and made a cash payment out of personal funds in the amount of $100,000.  Upon his retirement from Lazarus on June 30, 2009, Mr. Barish received his proportionate interest of the Issuer’s shares and warrants held by Lazarus.  He received 204 shares of the Series A Preferred Stock and a Warrant to purchase 102 shares of Series A Preferred Stock.  Mrs. Barish received 53 shares of the Series A Preferred Stock and a Warrant to purchase 27 shares of Series A Preferred Stock as her distribution from Lazarus.

On July 7, 2009, Mr. Barish was appointed to the Board of Directors of the Issuer.  For his service, he was granted five (5) year Stock Options (“Options”) to purchase 23,000 shares of common stock at an exercise price of $0.07 per share, the market closing price on the date of grant.  The Options vest pro rata on a monthly basis, on the last day of each month, over a period of twelve months.

On September 1, 2009, Mr. Barish entered into a Bridge Loan with the Issuer.  In consideration for the loan, Mr. Barish was issued a five (5) year Warrant to purchase 75,000 shares of common stock (“Common Stock Warrant”) at an exercise price of $0.25 per share.

The shares of common stock held by the Foundation and the Trusts were acquired by cash payments from their operating funds.  Mr. Barish also holds previously purchased shares of the Issuer’s common stock that were acquired by personal funds.

Item 4 - Purpose of Transaction

The following paragraphs are hereby added to the end of Item 4 of the Original Schedule 13D:

The purpose of the July 8, 2009 transaction was for the Issuer to provide compensation to Mr. Barish for his service on the Issuer’s Board of Directors, Audit Committee and Governance, Compensation and Nominating Committee.  The Options will vest pro rata on a monthly basis during Mr. Barish’s term of service.  If Mr. Barish’s directorship with the Issuer is terminated during the option period for any reason, Options granted to him which are not exercisable on such date thereupon terminate.

The purpose of the September 1, 2009 transaction was for Mr. Barish to provide a short term loan to the Issuer.  The Issuer will repay the principal amount of $75,000, together with accrued interest from the date of disbursement hereunder on the unpaid principal balance at the rate of 15% per annum.  The principal and interest of this Promissory Note is due in full on November 16, 2009.

Item 5 - Interest in Securities of the Issuer

Paragraphs (a), (b), and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The aggregate number of shares of common stock of the Issuer that Mr. Barish beneficially owns is 3,250,832, including:

•	2,615,000 shares of common stock issuable upon conversion of the 349 shares of Series A Stock and 174 shares of Series A Stock underlying the Warrant held by Mr. Barish;
•	400,000 shares of common stock issuable upon conversion of the 53 shares of Series A Stock and 27 shares of Series A Stock underlying the Warrant held by Mrs. Barish;
•	7,666 shares exercisable within the next 60 days underlying the Options held by Mr. Barish;
•	75,000 shares underlying a Common Stock Warrant held by Mr. Barish;
•	109,236 shares of common stock held directly by Mr. Barish;
•	29,429 shares of common stock held by Mrs. Barish;
•	5,000 shares of common stock held by the Michael S. Barish Irrevocable Spousal Trust;
•	5,000 shares of common stock held by the Joyce F. Barish Irrevocable Children’s Trust; and
•	4,500 shares of common stock held by the Barish Family Foundation.

The aggregate number of shares of common stock of the Issuer the reporting person beneficially owns represents 20.94% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that Mrs. Barish beneficially owns is 434,429. This includes shares of common stock issuable upon conversion of the 53 shares of Series A Stock and 27 shares of Series A Stock underlying the Warrants held by Mrs. Barish, as well as 5,000 shares of common stock held by Michael S. Barish Irrevocable Spousal Trust, of which Mrs. Barish is Trustee.  The aggregate number of shares of common stock of the Issuer that Mrs. Walker beneficially owns represents 3.39% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Spousal Trust beneficially owns is 5,000. The aggregate number of shares of common stock of the Issuer that the Spousal Trust beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Children’s Trust beneficially owns is 5,000. The aggregate number of shares of common stock of the Issuer that the Children’s Trust beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

The aggregate number of shares of common stock of the Issuer that the Foundation beneficially owns is 4,500. The aggregate number of shares of common stock of the Issuer that the Foundation beneficially owns represents 0.04% of the Issuer’s outstanding common stock.

As of September 1, 2009, the Issuer had 12,425,249 shares of common stock outstanding, 6,836 shares of Series A Stock outstanding, and warrants to purchase 3,414 shares of Series A Stock outstanding.

(b)
Mr. Barish has the sole power to vote or to direct the voting of 2,806,403 shares of common stock, beneficially owned by him.  Mr. Barish has the sole power to dispose or direct the disposition of 2,806,403 shares of common stock, beneficially owned by him.  Mr. Barish has shared power to vote or to direct the vote of 443,929 shares of common stock, held by Mrs. Barish, the Spousal Trust, the Children’s Trust, and the Foundation.  Mr. Barish has shared power to dispose or to direct the disposition of 434,429 shares of common stock, held by Mrs. Barish, the Spousal Trust, the Children’s Trust, and the Foundation.

Mrs. Barish does have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by her.  Mrs. Barish does have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by her.  Mrs. Barish has shared power to vote or to direct the vote of 434,429 shares of common stock, held by Mrs. Barish and the Spousal Trust.  Mrs. Barish has shared power to dispose or to direct the disposition of 434,429 shares of common stock, held by Mrs. Barish and the Spousal Trust.

The Spousal Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Spousal Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Spousal Trust has shared power to vote or to direct the vote of 5,000 shares of common stock, held by the Spousal Trust. The Spousal Trust has shared power to dispose or to direct the disposition of 5,000 shares of common stock held by the Spousal Trust.

The Children’s Trust does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Children’s Trust does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Children’s Trust has shared power to vote or to direct the vote of 5,000 shares of common stock, held by the Children’s Trust. The Children’s Trust has shared power to dispose or to direct the disposition of 5,000 shares of common stock, held by the Children’s Trust.

The Foundation does not have sole power to vote or to direct the voting of any shares of common stock, beneficially owned by it.  The Foundation does not have sole power to dispose or direct the disposition of any shares of common stock, beneficially owned by it.  The Foundation has shared power to vote or to direct the vote of 4,500 shares of common stock, held by the Foundation. The Foundation has shared power to dispose or to direct the disposition of 4,500 shares of common stock, held by the Foundation.

(c)
On June 30, 2009, Mr. Barish entered into a privately-negotiated agreement with the Issuer pursuant to which he acquired 145 shares of Series A Stock and a Warrant to purchase 72 shares of Series A Stock.  The reporting person paid $1,000 per share of Series A Stock and received a warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.  Upon Mr. Barish’s resignation from Lazarus, Mr. and Mrs. Barish received their proportionate interest of the Issuer’s Series A Stock and Warrant to purchase Series A Stock held by Lazarus.  Mr. Barish received 204 shares of Series A Stock and a Warrant to purchase 102 shares of Series A Stock.  Mrs. Barish received 53 shares of Series A Stock and a Warrant to purchase 27 shares of Series A Stock.

On July 7, 2009, Mr. Barish was appointed to the Board of Directors of the Issuer.  For his service, he was granted five (5) year Stock Options (“Options”) to purchase 23,000 shares of common stock at an exercise price of $0.07 per share, the market closing price on the date of grant.  The Options vest pro rata on a monthly basis, on the last day of each month, over a period of twelve months.

On September 1, 2009, for value received, the Issuer issued a Promissory Note to Mr. Barish.  In consideration for the loan, Mr. Barish was issued a five (5) year Warrant to purchase 75,000 shares of common stock at an exercise price of $0.25 per share.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraph is hereby added to the end of Item 6 of the Original Schedule 13D:

Mr. Barish received a Promissory Note (“Note”) from the Issuer in return for a loan made to the Issuer by Mr. Barish The Issuer will repay the principal amount of $75,000, together with accrued interest from the date of disbursement hereunder on the unpaid principal balance at the rate of 15% per annum.  The principal and interest of this Note is due in full on November 16, 2009.

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AeroGrow International, Inc. and further agree that this joint filing agreement be included as an exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of September, 2009.

/s/ Michael S. Barish
Michael S. Barish

/s/ Joyce F. Barish
Joyce F. Barish

Joyce F. Barish Irrevocable Children’s Trust

By: /s/ Michael S. Barish
      Michael S. Barish, Trustee

Michael S. Barish Irrevocable Spousal Trust

By: /s/ Joyce F. Barish
      Joyce F. Barish, Trustee

Barish Family Foundation

By: /s/ Michael S. Barish
      Michael S. Barish, President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2009
Date /s/ Michael S. Barish
Signature Michael S. Barish
Name/Title

Attention:  Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)